Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           ACE Aviation Holdings Inc. partners with Sageview Capital and KKR on
           ACTS

           Unless noted otherwise, all figures referred to in this press release are in Canadian dollars.

           MONTREAL, June 22 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that it has agreed to sell a 70% interest in its wholly owned maintenance, repair and overhaul subsidiary ACTS LP (ACTS) to a consortium consisting of Sageview Capital LLC, a private investment firm, and KKR Private
Equity Investors, L.P. (Euronext Amsterdam: KPE), the publicly traded fund of
Kohlberg Kravis Roberts & Co. ("KKR"). ACE will retain a 30% equity interest in ACTS and Air Canada will remain its largest customer.
           The transaction implies an enterprise value of approximately $975 million for 100% of ACTS on a cash and debt free basis.
           "This transaction is an important step in ACE's strategy of unlocking the value in all of our businesses," said Robert Milton, Chairman, President and
Chief Executive Officer of ACE. "ACE's retained 30% ownership of ACTS in partnership with Sageview and KKR is in line with our strategy of generating additional value for our shareholders by furthering the development of ACTS as a stand-alone, profitable entity. Among their many successes, KKR and Sageview have a track record of helping businesses that were once part of large conglomerates to become bigger, stronger and more competitive as independent organizations. Prime examples include Shoppers Drug Mart, Yellow Pages Group, and ITC, the former transmission business of Detroit Edison. They bring a long-term approach to creating lasting value, and together with them we believe great things will happen with ACTS."
           "This investment brings us closer to our goal of establishing ACTS as the leading independent aircraft maintenance provider in the Americas," said
Chahram Bolouri, President and Chief Executive Officer of ACTS. "We are very excited to have the support of such world-class partners. Sageview and KKR bring enormous expertise and resources that will contribute to ACTS's long-term success. "Canada is a mature market for ACTS," added Mr. Bolouri.
"To be successful, we have to leverage our current capabilities and expand beyond our borders to capture a growing share of an US$18 billion market opportunity for MRO services in North and South America. Our objective is to build a Canadian-based global player in the MRO business. The result will be a stronger company better able to meet the needs of our customers and provide job stability and opportunities for our employees."
           Scott M. Stuart, a founding partner of Sageview, said, "ACTS has established itself as a premier maintenance, repair and overhaul organization for the airline industry. With its highly talented management team and skilled labour force, the Company is well positioned to build on its broad technical strengths and leadership position in the Canadian market for long-term growth.
We and KKR look forward to leveraging our experience in building successful, independent businesses to assist ACTS' management in developing the business across the Americas."
           KPE's investment is being made through an affiliate of its investment partnership, KKR PEI Investments, L.P.
           The transaction is expected to close during the third quarter of 2007, subject to customary closing conditions and regulatory approvals.
           As described more fully in ACE's Quarter 1 2007 Unaudited Consolidated
Financial Statements, ACE has an obligation to redeem an exchangeable share in a wholly owned subsidiary of ACTS that was issued to Grupo Taca Holdings
Limited (Grupo Taca). Under the terms of the exchangeable share, Grupo Taca has a right to acquire up to approximately 5% of ACTS from ACE based on the transaction value announced today, or to receive from ACE a cash payment of up to US$51 million. Net cash proceeds to be received by ACE from this transaction will be confirmed on closing after confirmation of certain final adjustments including the purchase by ACTS of a building from Air Canada for
$28 million, the settlement of the right granted to Grupo Taca, closing expenses and other financing matters. The implied enterprise value of
$975 million includes the value of the intercompany notes payable by ACTS to
ACE and to Air Canada in the amounts of $200 million and $17 million respectively which will be settled on closing.
           J.P. Morgan Securities Inc. acted as the exclusive financial advisor to
ACE for this transaction, and Lehman Brothers advised Sageview and KPE.

           About ACE Aviation Holdings

           ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Limited Partnership, Jazz Air LP and ACTS LP.

           About ACTS

           Montreal-based ACTS LP is a full-service aircraft maintenance, repair and overhaul (MRO) organization that provides airframe, engine and component maintenance and various ancillary services. Along with its subsidiary,
Aeromantenimiento S.A. (Aeroman), ACTS services global customers, including
Air Canada, the Department of National Defence of Canada, Air Transat,
JetBlue, TACA Airlines, US Airways, United Airlines, Mexicana, Snecma
Services, Chromalloy, Airborne Express and Canadian North, and operates major maintenance centres in Canada - Montreal, Toronto, Winnipeg and Vancouver -
and El Salvador with a combined workforce of some 4,800 employees.

           About Sageview Capital

           Sageview Capital LLC is a $1.35 billion private investment fund founded in 2006 by Edward A. (Ned) Gilhuly and Scott M. Stuart, both formerly partners of Kohlberg Kravis Roberts & Co. (KKR). The Fund takes a private equity approach to investing in both public and private companies in North America and Europe, by focusing on long-term opportunities and supporting management as an active, engaged shareholder. Sageview has a select group of limited partners, including university endowments, large family offices, and non-profit foundations. It has offices in Greenwich, Connecticut and Palo
Alto, California.

           About KPE

           KKR Private Equity Investors, L.P. (KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by Kohlberg Kravis Roberts &
Co. (KKR). Formed in April 2006, KPE enables certain public market investors to invest in KKR-identified investments. KPE will invest at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested opportunistically in other investments identified by KKR. KPE makes its investments through another Guernsey limited partnership, KKR PEI
Investments, L.P., as its sole limited partner.
           The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the
Investor Relations section of KPE's website at www.kkrpei.com.
           Kohlberg Kravis Roberts & Co. (KKR) is one of the world's oldest and most experienced private equity firms specializing in management buyouts. Founded in 1976, it has offices in New York, Menlo Park, London, Paris, Hong Kong, and
Tokyo. Throughout its history, KKR has brought a long-term investment approach to its portfolio companies, focusing on working in partnership with management teams and investing for future competitiveness and growth. Over the past
30 years, KKR has completed over 150 transactions with a total value of over
US$279 billion.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION
           -------------------------------------------------------------------------

           Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
           Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
           %SEDAR: 00020954EF          %CIK: 0001295721

           /For further information: ACE: Isabelle Arthur (Montreal), (514)
422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick (Toronto),
(416) 263-5576; ACTS: Ann-Marie Gagne (Montreal) (514) 856-6714; Sageview, KPE
and KKR: Press Contacts: Kekst & Company: Ruth Pachman, (212) 521-4891; Molly
Morse, (212) 521-4826; Lin Wu, (212) 521-4869; Investor Contacts: Integrated
Corporate Relations: Andrew Greenebaum, (310) 954-1100; Anne Rakunas, (310)
954-1100/
           (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.; ACTS

CNW 08:52e 22-JUN-07